Sandisk Corporation 951 SanDisk Drive Milpitas, CA 95035

April 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sandisk Corporation

Form 10-K for the Fiscal Year Ended June 27, 2025

File No. 001-37925

Attention: Chen Chen and Kathleen Collins,

We received your letter dated April 2, 2026, setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission on our above-referenced report filed under the Securities Exchange Act of 1934. The comment letter asks us to respond within ten business days or to advise the Staff when we will provide the requested response.

As communicated on a call with Staff Accountant Chen Chen on April 15, 2026, we expect to provide our response to the comment letter by no later than April 22, 2026.

Please contact the undersigned at lv@sandisk.com with any questions or comments regarding this letter.

Respectfully submitted,

Sandisk Corporation

By:	/s/ Luis F. Visoso
Name:	Luis F. Visoso
Title:	Executive Vice President and Chief Financial Officer

cc:	Mr. Charles Lynch, KPMG LLP

Ms. Shelly Heyduk, O’Melveny & Myers LLP